WHEREVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT




                            ADDENDUM 3 to AGREEMENT

June 9, 1999

Mr. Howard Rubin
President
Rubin Systems, Inc.
450 Long Ridge Road
Pound Ridge, NY 10576

Dear Howard,

This Addendum 3 to Agreement ("Addendum") confirms our recent discussions amending the Applications Productivity Strategies Development and Service Agreement ( the "Original Agreement" ) among META Group, Inc. ( "META" ), Howard Rubin ("Howard") and Rubin Systems, Inc. ("RSI"), dated October 11, 1996, as amended by Addendum #1 dated October 25, 1997, Addendum #2 dated June 18,1998 (the Original Agreement, as amended, is hereinafter the "Agreement") concerning distribution of the annual RSI Worldwide Benchmark Report. The parties hereby agree to amend the Agreement as follows:

1. META will continue to produce, market, sell, and fulfill any RSI reports ("Works") Howard or RSI present to META, so long as META determines in its reasonable discretion they would be appropriate for distribution through META's channels. META reserves the right to make editorial changes subject to RSI's reasonable approval, and RSI agrees to obtain all copyright clearances META deems necessary or desirable, all at RSI's expense.

2. META will be responsible for developing product specific marketing campaigns and producing the necessary sales collateral. RSI will develop the sales value proposition, and review sales scripts and collateral for the Works as needed.

3. META will pay RSI * * on all revenues received from sales of Works, regardless of format/media used by META to fulfill orders. Revenue from Works for purposes of international sales shall mean the net amount received by META from its international distributors.

4. META will pay RSI * * on any "derivative" works published by META that contain RSI data in any form, with analysis performed by META, and which are sold as a discrete product offering.

5. RSI Royalty Share as defined in paragraph 7 of the Original Agreement, on META's Performance Engineering Measurement Strategies (PEMS, f/k/a APS) service subscriptions, shall hereinafter be modified as follows* * * *.

6.   Royalty Share for the international PEMS service shall be based on *
     *.

7. On PEMS services sold without an RSI benchmark RSI would receive a Royalty Share equal to * *.

8. The above modifications will become effective on all PEMS and Works bookings after July 1, 1999, and Amendment #2 dated June 18, 1998 is hereby superceded in it's entirety.

9.   *                      *                      *                         *
     *.

10. Except as expressly modified by this Addendum, the Agreement shall continue to govern the respective rights and obligations of the parties hereto.

If the above meets with your understanding please sign one copy of this letter below.



META GROUP, INC.                                     RUBIN SYSTEMS, INC.



By: /s/ Bernard F. Denoyer                           By: /s/ Howard Rubin
    -------------------------                            -----------------------
     Bernard F. Denoyer                                 Howard Rubin, President
     Chief Financial Officer

                                                     date: 6/14/99
                                                           -------


                                                     /s/ Howard Rubin
                                                     --------------------------
                                                     Howard Rubin, Individually